SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934*

                         SILVER KING COMMUNICATIONS, INC.
         _______________________________________________________________________
                                 (Name of Issuer)

                     Common Stock, par value $.01 per share
         _______________________________________________________________________
                          (Title of Class of Securities)

                                    827740101
         _______________________________________________________________________
                                  (CUSIP Number)

         Stephen M. Brett, Esq.             Pamela S. Seymon, Esq.
         Senior Vice President and          Wachtell, Lipton, Rosen & Katz
         General Counsel
         Tele-Communications, Inc.          51 West 52nd Street
         5619 DTC Parkway                   New York, New York 10019
         Englewood, CO  80111               (212) 403-1000
         (303) 267-5500
         _______________________________________________________________________
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 August 13, 1996
         _______________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         NOTE: THIS STATEMENT CONSTITUTES AMENDMENT NO. 4 OF A REPORT ON SCHEDULE 13D OF EACH OF BARRY DILLER AND THE REPORTING GROUP, AMENDMENT NO. 6 OF A REPORT ON
                   SCHEDULE 13D OF TELE-COMMUNICATIONS, INC. AND THE ORIGINAL REPORT OF BDTV INC.


                                  Page 1 of 8 pages

         CUSIP No. 827740101
         _______________________________________________________________________
              (1)  Names of Reporting Persons S.S. or I.R.S.
                   Identification Nos. of Above Persons

                   BDTV INC.
         __________________________________________________________________
            (2)  Check the Appropriate Box if a Member of a Group
                                                           (a) [X]
                                                           (b) [ ]
         _______________________________________________________________________
              (3)  SEC Use Only
         _______________________________________________________________________
              (4)  Source of Funds

         _______________________________________________________________________
              (5)  Check if Disclosure of Legal Proceedings is Required
                   Pursuant to Items 2(d) or 2(e)
                                            [  ]
         _______________________________________________________________________
              (6)  Citizenship or Place of Organization

                   Delaware
         _______________________________________________________________________
         Number of      (7)  Sole Voting Power                 0 shares
         Shares Bene-
                        ________________________________________________________
         ficially       (8)  Shared Voting Power           13,915,016 shares
         Owned by       ________________________________________________________
         Each Report-   (9)  Sole Dispositive Power            0 shares
         ing Person
                        ________________________________________________________
         With           (10) Shared Dispositive Power      13,915,016 shares
         _______________________________________________________________________
              (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                   13,915,016 shares
         _______________________________________________________________________
              (12) Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares      [X]
                   Excludes options to purchase 625,000 shares of Common
                   Stock granted to Barry Diller on November 27, 1995,
                   which are subject to consummation of the
                   transactions, and options to purchase 1,421,885
                   shares of Common Stock granted on August 24, 1995,
                   none of which are currently vested or exercisable and
                   none of which will become exercisable within 60 days.
        ________________________________________________________________________
              (13) Percent of Class Represented by Amount in Row (11)

                                  67%
                   Because each share of Class B Stock generally is
                   entitled to ten votes per share while the Common
                   Stock is entitled to one vote per share, the Report-
                   ing Persons may be deemed to beneficially own equity securities of the Company representing approximately
                   89% of the voting power of the Company.
         _______________________________________________________________________
              (14) Type of Reporting Person (See Instructions)

                                  CO


                                  Page 2 of 8 pages





                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                   SCHEDULE 13D

                                  Statement Of

                            TELE-COMMUNICATIONS, INC.,

                                   BARRY DILLER

                                       and

                                    BDTV INC.

                         Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                         SILVER KING COMMUNICATIONS, INC.


                   This Report on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Silver King Communications, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 6 to the TCI Schedule 13D. In addition, the Report on Schedule 13D originally filed by each of Mr. Barry Diller (the "Barry Diller Schedule 13D") and the Reporting Group (the "Reporting Group Schedule 13D") on August 29, 1995, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "Barry Diller Schedule 13D" and the "Reporting Group Schedule 13D," respectively), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 4 to each of the Barry Diller Schedule 13D and the Reporting Group Schedule 13D. This Report on Schedule 13D also constitutes the Original Report (the "BDTV Schedule 13D") of BDTV INC., formerly Silver Management Company, a Delaware corporation ("BDTV"). Barry Diller, TCI, and BDTV (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." Capitalized terms not defined herein have the meanings provided in the prior Reports on Schedule 13D referred to in this paragraph.

                   The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.


                                  Page 3 of 8 pages





         ITEM 2.   IDENTITY AND BACKGROUND.

                   The information contained in Item 2 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   The business address of BDTV INC. is 1940 Coldwater Canyon Drive, Beverly Hills, CA 90210. BDTV is a company formed by TCI and Mr. Diller to hold Company Securities.

                   The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BDTV are set forth in Schedule 1 attached hereto and incorporated herein by reference.

                   During the last five years, neither BDTV, nor, to the best of BDTV's knowledge, any of the persons named on Schedule 1, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of BDTV, each of its executive officers and directors is a citizen of the United States, except as specifically set forth in Schedule 1 hereto.


         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   The information contained in Item 3 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   As set forth below, on August 13, 1996, BDTV exercised the Class B Option for an aggregate exercise price of $3,500,000 in cash, which amount Liberty paid to RMS on behalf of BDTV using working capital.


         ITEM 4.   PURPOSE OF TRANSACTION.

                   The information contained in Item 4 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the information set forth in Item 6 below, which is incorporated herein by reference.


         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   The information set forth in Item 5 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   On August 13, 1996, pursuant to the Stockholders Agreement, Liberty contributed to BDTV the Class B Option as well as $3,500,000 in cash (which amount represented the aggregate exercise price thereof). Immediately after such contributions,


                                  Page 4 of 8 pages





         BDTV exercised the Class B Option and received 2,000,000 shares of Class B Stock subject to the Class B Option. Such shares are subject to the Stockholders Agreement, which agreement has been previously filed as an exhibit to the Schedule 13D.

                   Following the exercise of the Class B Option and including the shares of Common Stock and Class B Stock that would be issued upon consummation of the Exchange as outstanding and beneficially owned by the Reporting Group (and based on the number of shares of Common Stock reported to be outstanding as of August 5, 1996), TCI, Mr. Diller and BDTV collectively beneficially own shares of Common Stock and Class B Stock representing approximately 67% of the outstanding common equity and 89% of the outstanding voting power with respect to matters as to which the holders of the Class B Stock and Common Stock vote together as a single class (other than with respect to directors elected by the holders of the Common Stock voting as a separate class and as otherwise required by law). BDTV also has the power under the Class B Option to require RMS to convert its shares of Class B Stock into an equal number of shares of Common Stock, and thereby eliminate the requirement for a separate class vote under the Company's Certificate of Incorporation (other than with respect to such directors elected by the holders of Common Stock and as otherwise required by applicable law). Following such a conversion, and after giving effect to the Exchange, the Reporting Persons believe that they would hold approximately 93% of the voting power of the outstanding equity securities of the Company and would be able to effectively control the outcome of the vote on substantially all matters presented to the stockholders of the Company (other than with respect to such directors elected by the holders of Common Stock and as otherwise required by applicable law). Such amounts do not include shares of Common Stock subject to Options with respect to 1,421,885 shares of Common Stock and the Additional Options with respect to 625,000 shares of Common Stock, each of which is held by Mr. Diller and none of which is currently vested or currently exercisable or becomes exercisable in the next 60 days. See Item 6.


         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                   ISSUER.

                   The information contained in Item 6 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   Under the Class B Option the holder of the Class B Option is entitled to require RMS to convert its remaining shares of Class B Stock not subject to the Class B Option into a like number of shares of Common Stock. In connection with Liberty's assignment of the Class B Option to BDTV and BDTV's exercise of the Class B Option, BDTV did not require RMS to convert such remaining shares of Class B Stock. Accordingly, there still remain at least 2,280,000 shares of Class B Stock outstanding and, thus, the holders of the Class B Stock continue to be entitled to a separate class vote for certain fundamental transactions involving the Company. However, because the terms of the Class B Option entitle BDTV to require RMS to convert its remaining shares of Class B Stock, BDTV effectively has the power to terminate the right of the holders of the Class B Stock to such separate class vote, whereupon the holders of the Class B Stock and the Common Stock would vote together as one class with respect to all matters presented to a vote of the stockholders of the Company (other than with re-spect to the election by the holders of Common Stock, voting separately as a class, of 25% of the members of the Company's Board of Directors and as otherwise required by applicable law), with the holders of the Class B Stock entitled to ten votes per share and the holders of the Common Stock entitled to one vote per share.


                                  Page 5 of 8 pages





                   As previously reported, each of the Liberty HSN Merger Agreement and the Exchange Agreement currently provides that such agreement may be terminated by either party in the event that the transactions contemplated thereby have not been consummated by August 30, 1996. Because of the delays in receiving the approval of the FCC of the exercise of the Class B Option and certain limitations contained in the FCC June Order relating to Liberty's acquisition of beneficial ownership of additional shares of common stock of the Company (including those shares in which it would acquire an ownership interest as a result of the transactions contemplated by the Liberty HSN Merger Agreement and the Exchange Agreement), Mr. Diller and Liberty believe it is unlikely that such transactions will be consummated by August 30, 1996, and as a result, Mr. Diller and Liberty have recently begun discussing a restructuring of the proposed transactions or a possible alternative transaction relating to HSN, in any case such that the Company could acquire control of HSN consistent with the FCC June Order. There can be no assurance that such discussions will result in any agreement providing for such a restructured or alternative transaction or, if any such agreement is reached, that any required regulatory or other approvals for such transaction (including from the FCC) will be obtained or that any such transaction will be consummated.

                   Separately, on August 13, 1996 the Company and Savoy entered into an amendment to the Savoy Merger Agreement which, among other things, reduced the number of shares of Common Stock that will become issuable to the stockholders of Savoy in connection with the Savoy Merger and extended the date upon which either party is permitted to terminate such transaction to December 31, 1996 (subject to extension in connection with the consummation of the transactions under which the Company has agreed to acquire the TCI HSN Shares). In addition, the applicable parties also entered into a consent to such amendment under the Stockholders Agreement and an amendment to the Voting Agreement to confirm that the respective parties obligations thereunder apply to the transactions contemplated by the Savoy Merger Agreement, as so amended.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         16. Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.

         17.  Amended and Restated Certificate of Incorporation of BDTV
              INC.








                                  Page 6 of 8 pages





                                    SIGNATURE



              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

         Dated:  August 16, 1996


                                       TELE-COMMUNICATIONS, INC.



                                       By: /s/ Stephen M. Brett
                                           Name: Stephen M. Brett
                                           Title: Senior Vice President
                                                  and General Counsel


                                       /s/ Barry Diller
                                       Barry Diller


                                       BDTV INC.



                                       By: /s/ Barry Diller
                                           Name: Barry Diller
                                           Title: President























                                  Page 7 of 8 pages





                                    SCHEDULE 1

              Directors, Executive Officers and Controlling Persons
                              of BDTV INC. ("BDTV")


                                                   Principal Business
                                                   or Organization in
                        Principal Occupation and   which such Business
           Name             Business Address       is Conducted

         Barry Diller     Chairman of the Board,   Ownership and Operation
                          Chief Executive Officer of Television Stations and Director of Silver
                          King Communications, Inc.,
                          2425 Olympic Boulevard,
                          Santa Monica, CA 90404;
                          Chairman of the Board,
                          President and Director
                          of BDTV.

































                                  Page 8 of 8 pages





                                  EXHIBIT INDEX


                                                                    Seq. Pg. No.

         1. Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

         2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

         3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

         4. Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

         5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

         6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

         7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.*

         8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc. and Liberty HSN, Inc.*

         9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King
              Communications, Inc.*

         10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

         11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

         12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*



         *    Previously filed.





         13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

         14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

         15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

         16. Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.

         17.  Amended and Restated Certificate of Incorporation of BDTV INC.

































         *    Previously filed.